

Mail Stop 3030

February 10, 2009

VIA U.S. MAIL

Ms. Tracy A. Kern
Chief Financial Officer
CHAD Therapeutics, Inc.
21622 Plummer Street
Chatsworth, CA 91311

> **RE:**   **CHAD Therapeutics, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2008**
> **Filed on June 27, 2008**
> **File No. 001-12214**

Dear Ms. Kern:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We see that you did not file a Form 10-Q for the quarter ended September 30, 2008. Tell us whether, and if so, when you intend to file the quarterly report for that period.

2.   As a related matter, it appears that you may have filed for bankruptcy.   If you have filed for bankruptcy, please file an appropriate Item 1.03 Form 8-K.

Annual Report on Form 10-K as of March 31, 2008
Balance Sheets, page 21

3.   We note the significant carrying amount of intangible assets. Please tell us how you evaluated the intangible asset for impairment as of March and June 2008. Show us that you performed an appropriate analysis under the requirements of SFAS 144.

*****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jong Hwang at (202) 551-3327 or me at (202) 551-3605 if you have questions about these comments. In this regard, please do not hesitate to contact Brian Cascio, Branch Chief at (202) 551-3676 with any other questions.

Sincerely,

Gary Todd
Senior Review Accountant